SECURITIES AND EXCHANGE COMMISSION Washington, DC 20549
SCHEDULE 13G
Under the Securities Exchange Act of 1934 (Amendment No. 1)
MASCO CORPORATION
(Name of Issuer)
Sub. Cv. DebentureSub. Cv. Debenture
(Title of Class of Securities)
574599AG1574599AG1
(CUSIP Number)
Check the following box if a fee is being paid with this statement.
(A fee is not required only if the filing person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class). (See Rule 13d-7).
The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.
The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).
(Continued on following pages(s))
CUSIP NO.
574599AG1
13G
1
NAME OF REPORTING PERSON
S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
NationsBank Corporation
56-0906609
2
CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
(a)
(b)
X
3
SEC USE ONLY
4
CITIZENSHIP OR PLACE OF ORGANIZATION
 North Carolina Corporation
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH
5
SOLE VOTING POWER
-0-
6
SHARED VOTING POWER
-0-
7
SOLE DISPOSITIVE POWER
-0-
8
SHARED DISPOSITIVE POWER
-0-
9
AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
-0-
10
CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES *
11
PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9
Less Than 5% (Closing)
12
TYPE OF REPORTING PERSON *
HC
*SEE INSTRUCTION BEFORE FILLING OUT!
SCHEDULE 13G
Item 1(a) Name of Issuer:
Masco CorporationMasco Corporation
Item 1(b) Address of Issuer's Principal Executive Offices:
21001 Van Born Rd/ Taylor MI 48180
Item 2(a) Name of Person(s) Filing:
(a) NationsBank Corporation
Item 2(b) Address of Principal Business Office or, if none, Residence:
(a) NationsBank Plaza, Charlotte, North Carolina 28255
Item 2(c) Citizenship:
(a) North Carolina Corporation
Item 2(d) Title of Class of Securities:
Sub. Cv. Debenture
Item 2(e) CUSIP Number:
574599AG1
Item 3 If this statement is filed pursuant to Rules 13d-1(b), or 13d-2(b), check whether the person filing is a:
(a)
Broker or Dealer registered under Section 15 of the Act
(b)
Bank as defined in Section 3(a)(6) of the Act
(c)
Insurance Company as defined in Section 3(a)(19) of the Act
(d)
Investment Company registered under Section 8 of the Investment Company Act
(e)
Investment Advisor registered under Section 203 of the Investment Advisors Act of 1940
(f)
Employee Benefit Plan, Pension Fund which is subject to the provisions of the Employee Retirement Income Security Act of 1974 or Endowment Fund; see Sub-section 240.13d-1(b)(1)(ii)(F)
(g)
X
Parent Holding Company in accordance with Sub-section 240.13d-1(b)(ii)(G) (Note: See Item 7)
(h)
Group, in accordance with Sub-section 240.13d-1(b)(1)(ii)(H) The following entities are holding companies:
NationsBank Corporation
Item 4 Ownership:
With respect to the beneficial ownership of the reporting entity as of 12/31/9512/31/95, see Items 5 through 11, inclusive, of the respective cover pages of this Schedule 13G applicable to such entity which are incorporated herein by reference.
Item 5 Ownership of Five Percent or Less of a Class:
As of 12/31/95, the percentage of Masco Corporation Sub. Cv. Debenture that was held by
NationsBank Corporation and its subsidiaries was less than 5%. Item 6 Ownership of More Than Five Percent on Behalf of Another Person:
Not Applicable
Item 7 Identification and Classification of the Subsidiary Which Acquired
the Security Being Reported on By the Parent Holding Company:
Pursuant to Rule 13d-1(b)(1)(ii)(G) of the Securities Exchange Act of 1934, NationsBank Corporation is filing this Schedule 13G as a parent holding company. Item 8 Identification and Classification of Members of the Group:
Not Applicable
Item 9 Notice of Dissolution of Group:
Not Applicable
Item 10 Certification:
By signing below, I certify that, to the best of my knowledge and belief, the securities referred to above were acquired in the ordinary course of business and were not acquired for the purpose of and do not have the effect of changing or influencing the control of the issuer of such securities and were not acquired in connection with or as a participant in any transaction having such purpose or effect.
Signature
After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct. NATIONSBANK CORPORATION
Date:
February 14, 1996
By:
Signature
Douglas W. Harlan/Vice President
Name/Title